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                                                                    Exhibit 99.9

                          Summary of Severance Arrangements
                          ---------------------------------

The Company has severance arrangements with the following four executives (the "Executives") of the Company and its subsidiary, Frank's Nursery & Crafts, Inc. (the "Subsidiary"):

    Robert M. Lovejoy, Jr. -
         Vice President and Treasurer of the Company and the Subsidiary;

    James R. Simpson -
         Vice President and Controller of the Company and Vice President Finance of the Subsidiary;

    J. Theodore Everingham -
         Vice President, General Counsel and Secretary of the Company and Vice President and General Counsel of the Subsidiary; and

    Ernest W. Townsend -
         Executive Vice President of the Company and President and Chief Operating Officer of the Subsidiary.

    The primary provisions of the severance arrangements are as follows:

1. Severance benefits are payable only in the event of a qualifying termination of employment which occurs between the date of the execution of the Merger Agreement and the first anniversary of the Effective Time (as defined in the Merger Agreement).

2. Qualifying terminations of employment will consist only of either termination by the Company without "Cause" (as defined below) or termination by the Executive with "Good Reason" (as defined below).

3. Within five days after a qualifying termination of an Executive's employment, the Company will pay the Executive a lump sum, based on the Executive's "Salary" (defined as the higher of the Executive's base salary immediately prior to the execution of the Merger Agreement or the Executive's base salary


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    immediately prior to his termination of employment).  In the case of Mr.
    Lovejoy, the lump sum will equal one year's Salary. In the case of Messrs. Simpson, Everingham and Townsend, the lump sum will equal six months' Salary.

4. The Company will also pay all COBRA premiums for and provide to each Executive who has a qualifying termination of employment continuing medical insurance benefits which are substantially similar to the benefits provided him immediately prior to the date of execution of the Merger Agreement (including any coverage for spouse and dependents) for a period of one year.

5. "Cause" shall mean (i) the willful and continued failure by the Executive to substantially perform his duties after a specific written demand for substantial performance is delivered to the Executive by the Board of Directors, or (ii) the willful engaging by the Executive in conduct which is demonstrably injurious to the Company, the Surviving Corporation or its subsidiaries.

6. "Good Reason" shall mean any of the following: (i) a reduction in the Executive's base salary; (ii) the assignment of any duties inconsistent with the Executive's position (as described above) or a substantial adverse alteration in the nature or status of the Executive's responsibilities, or
    (iii) relocation of the Executive's primary place of employment to a location more than twenty-five miles from the Executive's principal place of employment immediately prior to the date of execution of the Merger Agreement.










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